Exhibit 12.1

THE WALT DISNEY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN MILLIONS, EXCEPT RATIOS)

	Fiscal Year Ended
	2014	2013	2012	2011	2010
EARNINGS
Income from continuing operations before income taxes	$12,246	$9,620	$9,260	$8,043	$6,627
Equity in the income of investees	(854)	(688)	(627)	(585)	(440)
Cash distributions received from equity investees	718	694	663	608	473
Interest expense, amortization of debt discounts and premiums on all indebtedness and amortization of capitalized interest	360	415	525	497	514
Imputed interest on operating leases (1)	294	292	288	273	247
TOTAL EARNINGS	$12,764	$10,333	$10,109	$8,836	$7,421

FIXED CHARGES
Interest expense and amortization of debt discounts and premiums on all indebtedness	$294	$349	$472	$435	$456
Capitalized interest	73	77	92	91	82
Imputed interest on operating leases (1)	294	292	288	273	247
TOTAL FIXED CHARGES	$661	$718	$852	$799	$785
RATIO OF EARNINGS TO FIXED CHARGES (2)	19.3	14.4	11.9	11.1	9.5

(1)	The portion of operating rental expense which management believes is representative of the interest component of rent expense.

(2)	The ratio does not adjust for interest on unrecognized tax benefits that are recorded as a component of income tax expense.